UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

THE NEW YORK TIMES COMPANY
(Name of Issuer)

Class A Common Stock of $.10 par value
(Title of Class of Securities)

650111 10 7
(CUSIP Number)

Theodore R. Wagner
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
(212) 732-3200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: James M. Cohen I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 160,517
	8	SHARED VOTING POWER: 7,488,247
	9	SOLE DISPOSITIVE POWER: 160,517
	10	SHARED DISPOSITIVE POWER: 7,488,247
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,648,764 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.17%*
14	TYPE OF REPORTING PERSON: IN

*           Based on 147,225,126  shares of Class A Stock outstanding and the 740,430 shares of Class A Stock issuable upon conversion of Class B Stock owned by the filing person and the 1997 Trust.

1	NAME OF REPORTING PERSON: Joseph Perpich I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 81,474
	8	SHARED VOTING POWER: 6,439,007
	9	SOLE DISPOSITIVE POWER: 81,474
	10	SHARED DISPOSITIVE POWER: 6,439,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,520,481 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.41%*
14	TYPE OF REPORTING PERSON: IN

*           Based on 147,225,126  shares of Class A Stock outstanding and the 738,810 shares of Class A Stock issuable upon conversion of Class B Stock owned by the filing person and the 1997 Trust.

1	NAME OF REPORTING PERSON: Gertrude Golden I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 79,929
	8	SHARED VOTING POWER: 6,440,125
	9	SOLE DISPOSITIVE POWER: 79,929
	10	SHARED DISPOSITIVE POWER: 6,440,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,520,054 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.41%*
14	TYPE OF REPORTING PERSON: IN

*           Based on 147,225,126  shares of Class A Stock outstanding and the 739,928 shares of Class A Stock issuable upon conversion of Class B Stock owned by the filing person and the 1997 Trust.

1	NAME OF REPORTING PERSON: Michael Golden I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 377,479
	8	SHARED VOTING POWER: 6,594,979
	9	SOLE DISPOSITIVE POWER: 377,479
	10	SHARED DISPOSITIVE POWER: 6,594,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,972,458 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.70%*
14	TYPE OF REPORTING PERSON: IN

*           Based on 147,225,126  shares of Class A Stock outstanding, the 739,930 shares of Class A Stock issuable upon conversion of Class B Stock owned by the filing person and the 1997 Trust, the 19,033 shares of Class A Stock issuable upon vesting of the filing person’s stock-settled restricted stock units and the 354,921 shares of Class A Stock issuable upon exercise of the filing person’s options.

1	NAME OF REPORTING PERSON: Steven Green I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 50,000
	8	SHARED VOTING POWER: 6,439,007
	9	SOLE DISPOSITIVE POWER: 50,000
	10	SHARED DISPOSITIVE POWER: 6,439,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,489,007 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.39%*
14	TYPE OF REPORTING PERSON: IN

*           Based on 147,225,126  shares of Class A Stock outstanding and the 738,810 shares of Class A Stock issuable upon conversion of Class B Stock owned by the filing person and the 1997 Trust.

1	NAME OF REPORTING PERSON: Carolyn Greenspon I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 13,870
	8	SHARED VOTING POWER: 6,491, 567
	9	SOLE DISPOSITIVE POWER: 13,870
	10	SHARED DISPOSITIVE POWER: 6,491,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,505,437 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ √]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.40%*
14	TYPE OF REPORTING PERSON: IN

*           Based on 147,225,126  shares of Class A Stock outstanding and the 739,170 shares of Class A Stock issuable upon conversion of Class B Stock owned by the filing person and the 1997 Trust, and the 8,000 shares of Class A Stock issuable upon exercise of the filing person’s options.

1	NAME OF REPORTING PERSON: Hays N. Golden I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,200
	8	SHARED VOTING POWER: 6,439,007
	9	SOLE DISPOSITIVE POWER: 6,200
	10	SHARED DISPOSITIVE POWER: 6,439,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,445,207 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.36%*
14	TYPE OF REPORTING PERSON: IN

*           Based on 147,225,126  shares of Class A Stock outstanding and the 738,810 shares of Class A Stock issuable upon conversion of Class B Stock owned by the filing person and the 1997 Trust.

1	NAME OF REPORTING PERSON: Arthur Sulzberger, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 968,182
	8	SHARED VOTING POWER: 6,439,007
	9	SOLE DISPOSITIVE POWER: 968,182
	10	SHARED DISPOSITIVE POWER: 6,439,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,407,189 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.98%*
14	TYPE OF REPORTING PERSON: IN

*           Based on 147,225,126  shares of Class A Stock outstanding and the 739,770 shares of Class A Stock issuable upon conversion of Class B Stock owned by the filing person and the 1997 Trust, the 73,413 shares of Class A Stock issuable upon vesting of the filing person’s stock-settled restricted stock units and the 740,845 shares of Class A Stock issuable upon exercise of the filing person’s options.

This Amendment No. 10 to a Statement on Schedule 13D is being filed jointly by James M. Cohen, Joseph Perpich, Gertrude Golden, Michael Golden, Steven Green, Carolyn Greenspon, Hays N. Golden, and Arthur Sulzberger, Jr. to report (a) the resignations of Arthur Golden, effective April 21, 2006, Cathy J. Sulzberger, effective April 21, 2007,  Daniel H. Cohen, effective April 27, 2010, Susan W. Dryfoos, effective April 30, 2011, Lynn G. Dolnick, effective April 28, 2012 and Eric Lax, effective April 28, 2012, as trustees of the trust created under an indenture dated as of June 24, 1997, and amended as of December 14, 2000, between Arthur Ochs Sulzberger, Marian S. Heiskell, Ruth S. Holmberg and Judith P. Sulzberger as grantors, and the grantors and Lynn G. Dolnick as trustee (the “1997 Trust”), and (b) the elections of James M. Cohen, effective April 21, 2006,  Carolyn Greenspon, effective April 21, 2007, Gertrude Golden, effective April 27, 2010, Steven Green, effective April 30, 2011, Joseph Perpich, effective April 28, 2012, and Hays N. Golden, effective April 28, 2012, as trustees of the 1997 Trust.

Item 2.  Identity and Background.

ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a) The persons filing this statement are James M. Cohen, Joseph Perpich,  Gertrude Golden, Michael Golden, Steven Green, Carolyn Greenspon, Hays N. Golden, and Arthur Sulzberger, Jr. (collectively the “Filing Persons”).

(b) The business address of James M. Cohen, Joseph Perpich,  Gertrude Golden, Michael Golden, Steven Green, Carolyn Greenspon, Hays N. Golden and Arthur Sulzberger, Jr. as trustees is The New York Times Company, 620 8th Avenue, Family Office, New York, New York 10018.

(c) The New York Times Company (the “Company”) is a leading global, multimedia news and information company that includes The New York Times, the International Herald Tribune, The Boston Globe, NYTimes.com, BostonGlobe.com, Boston.com, About.com and related properties. The Company’s core purpose is to enhance society by creating, collecting and distributing high-quality news, information and entertainment.  The address of the Company is 620 8th Avenue, New York, New York  10018.

James M. Cohen is self-employed.

Joseph Perpich is principally employed as a Principal & Senior Medical Advisor at JBS International, Inc., 5515 Security Lane, Suite 800, North Bethesda, MD 20852.

Gertrude Golden is principally employed as an artist.

Michael Golden is principally employed as Vice Chairman of the Company (from 1997).  He is also a director of the Company.

Steven Green is principally employed as President of Ordinance Capital Inc., 1670 Lands End Road Manalapan, FL 33462.  He is also a director of the Company.

Carolyn Greenspon is a Family Business Consultant.  She is also a psychotherapist at Comprehensive Psychiatric Associates and a director of the Company.

Hays N. Golden is principally employed as a full-time Ph.D. student.

Arthur Sulzberger, Jr. is principally employed as Chairman of the Company and Publisher of The New York Times.  He is also a director of the Company.

(d)           None of the Filing Persons has ever been convicted in a criminal proceeding.

(e)           None of the Filing Persons has ever been a party to a civil proceeding of a judicial or administrative body, as a result of which he or she was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (ii) a judgment, decree or final order finding any violation with respect to such laws.

(f)           All of the Filing Persons are citizens of the United States.

Item 4.  Purpose of Transaction.

ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS FOLLOWS:

The primary purpose of the 1997 Trust is to maintain the editorial independence of The New York Times and perpetuate it “as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare,” in accordance with the wishes of Adolph S. Ochs as expressed in his will.  This purpose has been effectuated by maintaining control of The New York Times in the hands of a small number of the descendants of Adolph S. Ochs acting as trustees of the 1997 Trust for the benefit of all such descendants.  The 1997 Trust holds approximately 90.3% of the outstanding shares of the Company’s Class B Stock of 10¢ par value (the “Class B Stock”), which is not publicly traded and the holders of which have the right to elect approximately 70% of the Company’s board of directors.

Except as described in Item 6 of this Amendment No. 10, the Filing Persons currently have no plan or proposal, as shareholders of the Company, which relates to or would result in:

(a)           the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except that the Filing Persons may continue to make gifts of Class A Stock to or for the benefit of members of their immediate families and charitable institutions;

(b)           an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c)           a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

(d)           any change in the present board of directors or management of the Company, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

(e)           any material change in the present capitalization or dividend policy of the Company;

(f)           any other material change in the Company’s business or corporate structure;

(g)           changes in the Company’s charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;

(h)           a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”); or

(j)           any action similar to any of those enumerated above.

However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Steven Green, Michael Golden, Carolyn Greenspon, and Arthur Sulzberger, Jr. in their capacities as directors of the Company, and by Michael Golden and Arthur Sulzberger, Jr. in their capacities as executive officers of the Company.

Item 5.  Interest in Securities of the Issuer.

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

James M. Cohen is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 154,276 shares of Class A Stock consisting of 152,656 outstanding shares of Class A Stock which he holds directly and 1,620 shares of Class A Stock issuable to him upon the conversion of 1,620 shares of Class B Stock which he holds directly.

James M. Cohen is also the sole trustee of trusts for the benefit of his sons and stepson which hold 6,241 shares of Class A Stock.  James M. Cohen has sole voting and dispositive power with respect to these shares.

James M. Cohen is also a co-trustee of a charitable trust, which holds 37,657 shares of Class A Stock. He shares with his co-trustee voting and dispositive power with respect to those shares.

James M. Cohen is also the co-executor of the estate of Judith Sulzberger, his mother, which holds 1,011,583 shares of Class A Stock. He shares with his co-executor voting and dispositive power with respect to those shares.

The holdings of Class A Stock reported for James M. Cohen exclude 1,035 shares of Class A Stock owned by his wife Barbara Carey for which James M. Cohen may be deemed to share beneficial ownership.  However, James M. Cohen disclaims beneficial ownership of these shares.

James M. Cohen is also a co-trustee of the 1997 Trust, which holds directly 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares James M. Cohen shares voting and dispositive power with the other Filing Persons, as co-trustees.  The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies.  Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold, through another limited liability company, an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.

In summary of the foregoing, James M. Cohen is the direct or indirect beneficial owner in the aggregate of 7,648,764 shares of Class A Stock (including 740,430 shares issuable upon the conversion of 740,430 Class B Stock but excluding the 1,035 shares of Class A Stock owned by his wife Barbara Carey), representing approximately 5.17% of the outstanding shares of Class A Stock.

Joseph Perpich is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 1,106 shares of Class A Stock.

Joseph Perpich is also  the sole trustee of the AOS Charitable Remainder Trust, which holds 80,368 shares of Class A Stock. He has sole voting and dispositive power with respect to those shares.

The holdings of Class A Stock reported for Joseph Perpich exclude 112,655 shares of Class A Stock (including 960 shares of Class A Stock issuable upon the conversion of 960 shares of Class B Stock) owned by his wife Cathy J. Sulzberger.  Although Joseph Perpich may be deemed to share beneficial ownership with respect to such shares, Joseph Perpich disclaims beneficial ownership of them.

Joseph Perpich is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Joseph Perpich shares voting and dispositive power with the other Filing Persons, as co-trustees. The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies.  Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold, through another limited liability company, an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.

In summary of the foregoing, Joseph Perpich is the direct or indirect beneficial owner in the aggregate of 6,520,481 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 Class B Stock but excluding the 111,695 shares of Class A Stock and 960 shares of Class B Stock owned by his wife Cathy Sulzbuerger), representing approximately 4.41% of the outstanding shares of Class A Stock.

Gertrude Golden is the beneficial owner of, and has sole voting and dispositive power with respect to, 48,217 shares of Class A Stock which she holds through a revocable trust.

Gertrude Golden has sole voting and dispositive power, of an aggregate of 31,712  shares of Class A Stock held by four trusts for the benefit of her children of which she is the sole trustee.

Gertrude Golden shares voting and dispositive power with her husband, Arthur S. Golden, as joint holder with him of 1,118 shares issuable upon the conversion of 1,118 shares of Class B Stock which they hold directly.

The holdings of Class A Stock reported for Gertrude Golden exclude the 47,732 shares of Class A Stock held by a charitable trust of which her husband, Arthur S. Golden, is the sole trustee. She may be deemed to share voting and dispositive power with respect to those shares.  However, Gertrude Golden disclaims beneficial ownership of these shares.

The holdings of Class A Stock reported for Gertrude Golden exclude the 48,218 shares of Class A Stock held by her husband, Arthur S. Golden, through a revocable trust. She may be deemed to share voting and dispositive power with respect to those shares.  However, Gertrude Golden disclaims beneficial ownership of these shares.

Gertrude Golden is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Gertrude Golden shares voting and dispositive power with the other Filing Persons, as co-trustees.  The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies.  Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold, through another limited liability company, an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.

In summary of the foregoing, Gertrude Golden is the direct and indirect beneficial owner in the aggregate of 6,520,054 shares of Class A Stock (including 739,928 shares issuable upon the conversion of 739,928 Class B Stock but excluding the 47,732 shares of Class A Stock held in a charitable trust for which her husband is a trustee and excluding 48,218 shares of Class A Stock held by her husband through a revocable trust), representing approximately 4.41% of the outstanding shares of Class A Stock.

Michael Golden is the direct beneficial owner, and has sole voting and dispositive power with respect to 1,120 shares of Class A Stock issuable to him upon the conversion of 1,120 shares of Class B Stock which he holds directly.

Michael Golden is also the beneficial owner of 354,921 shares of Class A Stock which could be acquired within 60 days upon the exercise of options granted to him under the Company’s 1991 Executive Stock Incentive Plan and The New York Times Company 2010 Incentive Compensation Plan.

Michael Golden has sole voting and dispositive control, over 2,405 shares of Class A stock equivalents attributed to him based on his holdings in the Company Stock Fund of The New York Times Companies Supplemental Retirement and Investment Plan (“The New York Times 401(k) Plan”).

Michael Golden shares voting and dispositive power with his wife, Anne B. Golden, as joint holder with her of  155,972 shares of Class A Stock.

Mr. Golden is the beneficial owner of 19,033 shares of Class A Stock which will be acquired upon the vesting of 19,033 stock-settled restricted stock units granted to him under The New York Times Company 2010 Incentive Compensation Plan.

The holdings of Class A Stock reported for Mr. Golden exclude 20,000 stock options under the Company’s 1991 Executive Stock Incentive Plan that were transferred to a family limited partnership of which his wife is a general partner. Michael Golden disclaims beneficial ownership of these shares.

The holdings of Class A Stock reported for Mr. Golden exclude 4,305 cash-settled restricted stock units granted to him under the Company’s 1991 Executive Stock Incentive Plan as such units do not confer voting or dispositive rights over Class A Stock upon Mr. Golden.

Michael Golden is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Michael Golden shares voting and dispositive power with the other Filing Persons, as co-trustees.  The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies.  Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold, through another limited liability company, an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.

In summary of the foregoing, Michael Golden is the direct and indirect beneficial owner in the aggregate of 6,972,458 shares of Class A Stock Stock (including (i) 739,930 shares issuable upon the conversion of 739,930 Class B Stock, (ii) 354,921 shares of Class A Stock issuable upon exercise of options, (iii) 2,405 shares of Class A stock equivalents and (iv) 19,033 stock-settled restricted stock units, but excluding (a) 4,305 cash-settled restricted stock units and (b) the 20,000 stock options transferred to a family limited partnership of which his wife is a general partner), representing approximately 4.70% of the outstanding shares of Class A Stock.

Steven Green has sole voting and dispositive power with respect to 50,000 shares of Class A Stock owned by Ordinance Capital LP of which Mr. Green is the controlling general partner and majority (approximately 75%) limited partner.

The holdings of Class A Stock reported for Mr. Green exclude 9,111 cash-settled phantom stock units credited to his account under the Company’s Non-Employee Directors Deferral Plan as such units do not confer voting or dispositive rights over Class A Stock upon Mr. Green.

The holdings of Class A Stock reported for Mr. Green exclude 124,759 shares of Class A Stock (including 960 shares of Class A Stock issuable upon the conversion of 960 shares of Class B Stock) owned by his wife, Cynthia Sulzberger.  Although Steven Green may be deemed to share voting and dispositive power with respect to these shares, Mr. Green disclaims beneficial ownership of them.

Steven Green is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Steven Green shares voting and dispositive power with the other Filing Persons, as co-trustees.  The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies.  Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold, through another limited liability company, an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.

In summary of the foregoing, Steven Green is the direct and indirect beneficial owner in the aggregate of 6,489,007 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 Class B Stock but excluding (i) the 123,799 shares of Class A Stock and 960 shares of Class B Stock held by Cynthia Sulzberger and (ii) 9,111 cash-settled phantom stock units credited to his account under the Company’s Non-Employee Directors Deferral Plan), representing approximately 4.39% of the outstanding shares of Class A Stock.

Carolyn Greenspon is the direct beneficial owner, and has sole voting and dispositive power with respect to, 5,870 shares of Class A Stock consisting of (i) 5,510 outstanding shares which she holds directly, and (ii) 360 shares issuable to her upon the conversion of 360 shares of Class B Stock which he holds directly.

Carolyn Greenspon is also the beneficial owner of 8,000 shares of Class A Stock which could be acquired within 60 days upon the exercise of options granted to her under the Company’s 2004 Non-Employee Directors’ Stock Incentive Plan.

The holdings of Class A Stock reported for Carolyn Greenspon exclude 15,930 cash-settled phantom stock units credited to her account under the Company’s Non-Employee Directors Deferral Plan as such units do not confer voting or dispositive rights over Class A Stock upon Ms. Greenspon.

Carolyn Greenspon has shared voting and dispositive power with respect to 52,560 shares of Class A Stock held by two trusts of which she is the co-trustee.

Carolyn Greenspon is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Carolyn Greenspon shares voting and dispositive power with the other Filing Persons, as co-trustees.  The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies.  Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold, through another limited liability company, an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.

In summary of the foregoing, Carolyn Greenspon is the direct and indirect beneficial owner in the aggregate of 6,505,437 shares of Class A Stock (including 739,170 shares issuable upon the conversion of 739,170 Class B Stock and 8,000 shares of Class A Stock issuable upon exercise of options but excluding 15,930 cash-settled phantom stock units credited to her account under the Company’s Non-Employee Directors Deferral Plan), representing approximately 4.40% of the outstanding shares of Class A Stock.

Hays N. Golden is the direct beneficial owner, and has sole voting and dispositive power with respect to 6,200 shares of Class A Stock.

The holdings of Class A Stock reported for Mr. Golden exclude 3,450 shares of Class A Stock owned by Golden Grandchildren Trust for which his wife, Kathleen Rubenstein, is the sole trustee.  Although Hays N. Golden may be deemed to share voting and dispositive power with respect to these shares, Mr. Golden disclaims beneficial ownership of them.

Hays N. Golden is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Hays N. Golden shares voting and dispositive power with the other Filing Persons.  The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies.  Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold, through another limited liability company, an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.

In summary of the foregoing, Hays N. Golden is the direct and indirect beneficial owner in the aggregate of 6,445,207 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 Class B Stock but excluding 3,450 shares of Class A Stock owned by Golden Grandchildren Trust for which his wife, Kathleen Rubenstein, is the sole trustee), representing approximately 4.36% of the outstanding shares of Class A Stock.

Arthur Sulzberger, Jr. is the direct beneficial owner, and has sole voting and dispositive power with respect to, 151,222 shares of Class A Stock consisting of (i) 150,262 outstanding shares which he holds directly, (ii) 960 shares issuable to him upon the conversion of 960 shares of Class B Stock which he holds directly.

Arthur Sulzberger, Jr. is also the beneficial owner of 740,845 shares of Class A Stock which could be acquired within 60 days upon the exercise of options granted to him under the Company’s 1991 Executive Stock Incentive Plan and The New York Times Company 2010 Incentive Compensation Plan.

Arthur Sulzberger, Jr. has sole voting and dispositive control over 2,702 shares of Class A stock equivalents attributed to him based on his holdings in the Company Stock Fund of The New York Times 401(k) Plan.

Arthur Sulzberger, Jr. is the beneficial owner of 73,413 shares of Class A Stock which will be acquired upon the vesting of 73,413 stock-settled restricted stock units granted to him under the Company’s 2010 Incentive Compensation Plan.

The holdings for Arthur Sulzberger, Jr. exclude 13,650 cash-settled restricted stock units granted to him under the Company’s 1991 Executive Stock Incentive Plan as such units do not confer voting or dispositive rights over Class A Stock upon Mr. Sulzberger, Jr.

The holdings for Arthur Sulzberger, Jr. exclude 100,000 cash-settled stock appreciation rights granted to him under the Company’s 1991 Executive Stock Incentive Plan as such rights do not confer voting or dispositive rights over Class A Stock upon Mr. Sulzberger, Jr.

Arthur Sulzberger, Jr. is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Arthur Sulzberger, Jr. shares voting and dispositive power with the other Filing Persons, as co-trustees.  The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies.  Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold, through another limited liability company, an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.

In summary of the foregoing, Arthur Sulzberger, Jr. is the direct and indirect beneficial owner in the aggregate of 7,407,189 shares of Class A Stock (including (i) 739,770 shares issuable upon the conversion of 739,770 Class B Stock, (ii) 740,845 shares of Class A Stock which could be acquired within 60 days upon the exercise of options (iii) 73,413 stock-settled restricted stock units and (iv) 2,702 shares of Class A stock equivalents, but excluding (a) 100,000 cash-settled stock appreciation rights and (b) 13,650 cash-settled restricted stock units), representing approximately 4.98% of the outstanding shares of Class A Stock.

By virtue of their being co-trustees of the 1997 Trust, the Filing Persons could be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder.  Such group is the beneficial owner in the aggregate of 9,435,548 shares of Class A Stock, representing approximately 6.29% of the outstanding shares of Class A Stock, which shares include 743,988 shares issuable upon the conversion of an aggregate of 743,988 outstanding shares of Class B Stock held by the group members individually and by the 1997 Trust, the 92,446 shares issuable to group members upon vesting of stock-settled restricted stock units granted under the Company’s incentive compensation plans and 1,103,766 shares issuable to group members upon the exercise of options granted under the Company’s stock option plans.

(c)           On April 25, 2012, Steven Green and Carolyn Greenspon each received 9,111 shares of Class A Stock granted to them under the Company’s Non-Employee Directors Deferral Plan. On May 4, 2012 and May 7, 2012, in his capacity as General Partner of Ordinance Capital LP, Steven Green purchased 50,000 shares of Class A Stock.  Michael Golden’s Class A stock equivalents attributed to him based on his holdings in the Company Stock Fund of The New York Times 401(k) Plan increased by 413 equivalents.   Arthur Sulzberger, Jr.’s Class A stock equivalents attributed to him based on his holdings in the Company Stock Fund of The New York Times 401(k) Plan increased by 712 equivalents.   No other transactions in the Class A Stock have been effected by the Filing Persons since March 1, 2012.

(d)           See Item 6 of this Amendment No. 10.

(e)           On April 28, 2012, upon the effective resignation of Lynn G. Dolnick as a trustee of the 1997 Trust, she ceased to be the beneficial owner of more than 5% of the outstanding shares of Class A Stock and thus is no longer subject to the requirements of Section 13(d) or 13(g) of the Exchange Act with respect to her beneficial ownership of Class A Stock.

On April 28, 2012 upon the effective resignation of Eric Lax as a trustee of the 1997 Trust, he ceased to be the beneficial owner of more than 5% of the outstanding shares of Class A Stock and thus is no longer subject to the requirements of Section 13(d) or 13(g) of the Exchange Act with respect to his beneficial ownership of Class A Stock.

On April 30, 2011, upon the effective resignation of Susan Dryfoos as a trustee of the 1997 Trust, she ceased to be the beneficial owner of more than 5% of the outstanding shares of Class A Stock and thus is no longer subject to the requirements of Section 13(d) or 13(g) of the Exchange Act with respect to his beneficial ownership of Class A Stock.

On April 27, 2010, upon the effective resignation of Daniel H. Cohen as a trustee of the 1997 Trust, he ceased to be the beneficial owner of more than 5% of the outstanding shares of Class A Stock and thus is no longer subject to the requirements of Section 13(d) or 13(g) of the Exchange Act with respect to his beneficial ownership of Class A Stock.

On April 21, 2007, upon the effective resignation of Cathy J. Sulzberger as a trustee of the 1997 Trust, she ceased to be the beneficial owner of more than 5% of the outstanding shares of Class A Stock and thus is no longer subject to the requirements of Section 13(d) or 13(g) of the Exchange Act with respect to his beneficial ownership of Class A Stock.

On April 21, 2006, upon the effective resignation of Arthur S. Golden as a trustee of the 1997 Trust, he ceased to be the beneficial owner of more than 5% of the outstanding shares of Class A Stock and thus is no longer subject to the requirements of Section 13(d) or 13(g) of the Exchange Act with respect to his beneficial ownership of Class A Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.__________________

ITEM 6 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

The 1997 Trust was established by an indenture dated June 24, 1997 (the “Original Indenture”), between Marian S. Heiskell, Ruth S. Holmberg, Judith P. Sulzberger and Arthur Ochs Sulzberger (collectively, the “grantors”), and the grantors and Lynn G. Dolnick, as trustee.  On December 14, 2001, the grantors and Lynn G. Dolnick entered into a first amendment to the Original Indenture (the “Amended Indenture”).  The Amended Indenture was filed with Amendment No. 7 to this Statement as Exhibit G and is hereby incorporated herein by reference.  The following summary of the material terms of the Amended Indenture is qualified in its entirety by such reference to Exhibit G.

The principal purpose of the Amended Indenture was to increase the number of trustees of the 1997 Trust from five to eight, of whom four trustees are “appointed trustees” and four trustees are either grantors or “elected trustees.”

Upon the death, resignation or incapacity of any appointed trustee, the trustees will appoint a successor trustee.  Upon the death, resignation or incapacity of a grantor trustee or an elected trustee, a successor trustee will be elected by a majority vote of those beneficiaries of the 1997 Trust who are over the age of twenty-five years and who are descendants of Iphigene Ochs Sulzberger or who are both married to and living with a descendant of Iphigene Ochs Sulzberger, and who wish to vote, in an election called by the trustees for that purpose. Any determination made by the trustees regarding the procedures and rules for such election or the outcome thereof will be conclusive as to all persons interested or claiming to be interested in the 1997 Trust.  The beneficiaries of the 1997 Trust are (1) the grantors, (2) the descendants of the grantors other than those who request at any time after all of the grantors are deceased, and who receive in the absolute discretion of the trustees, a distribution of a fractional share of the 1997 Trust corpus as permitted by the Amended Indenture, (3) spouses of the grantors or of their descendants, and (4) certain organizations, contributions to which are allowable as deductions under the Internal Revenue Code.

Elected trustees are replaced by elected trustees, and appointed trustees are replaced by appointed trustees, so that there will always be four trustees who are appointed trustees and four trustees who either are grantors or elected trustees.

The Amended Indenture provided that Lynn G. Dolnick, Jacqueline H. Dryfoos, Michael Golden and Arthur Sulzberger, Jr. were the first four appointed trustees.  Currently, Steven Green, Carolyn D. Greenspon, Michael Golden and Arthur Sulzberger, Jr. are the four appointed trustees and James M. Cohen, Gertrude A.L. Golden, Joseph Perpich, and Hays N. Golden, are the trustees who have been duly elected by the eligible beneficiaries of the 1997 Trust.

Under the Amended Indenture, all actions of the trustees require the affirmative vote of six trustees.  No trustee (other than a grantor) may participate in any decision or other action of the trustees with respect to any discretionary distribution of principal or income in favor of such trustee.

Any trustee may resign at any time, such resignation to be effective upon the appointment or election of a successor trustee.

Any trustee (other than a grantor) may be removed without cause by vote of six trustees.

The Original Indenture provided that each trustee other than a grantor would serve for a term of five years.  The Amended Indenture does not provide for any term limits apart from the above-mentioned provisions for resignation or removal.

The trustees of the 1997 Trust, subject to the limited exceptions described below, are directed to retain the Class B Stock held in the 1997 Trust and not to sell, distribute or convert such shares into Class A Stock, and to vote such Class B Stock against any merger, sale of assets or other transaction pursuant to which control of The New York Times newspaper passes from the trustees unless they determine that the primary objective of the 1997 Trust, which is to maintain the editorial independence and integrity of The New York Times and to continue it “as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare,” in accordance with the wishes of Adolph S. Ochs as expressed in his will, can be best achieved by the sale, distribution or conversion of such stock or by the implementation of such transaction.  If upon such determination any Class B Stock is distributed to the beneficiaries of the 1997 Trust, it must be distributed only to descendants of Iphigene Ochs Sulzberger, subject to the provisions of the Shareholders Agreement.  Similarly, any sale by the 1997 Trust of Class B Stock upon such determination can be made only in compliance with the Shareholders Agreement.  See Item 6 of Amendment No. 5 to this Statement for a summary of the provisions of the Shareholders Agreement.

The trustees may make distributions of shares of Class A Stock and other trust principal, apart from shares of Class B Stock, in such amount or amounts as the trustees may in their absolute discretion determine to such of the beneficiaries of the 1997 Trust as the trustees may in their absolute discretion select, provided that as long as any of the grantors is alive, the trustees may only distribute equal amounts to each living grantor and to the descendants of a deceased grantor, such descendants to take per stirpes.  In exercising this discretionary power, the trustees are required to bear in mind the need to retain in the 1997 Trust assets other than shares of Class B Stock of sufficient value to pay any estate, transfer, or generation-skipping taxes that may have to be paid out of the 1997 Trust.

The trustees will pay out of the net income of the 1997 Trust (almost all of which will be derived from dividends paid on the Class A Stock and Class B Stock held in trust) such amount or amounts as the trustees may in their absolute discretion determine to such one or more of the beneficiaries of the 1997 Trust as the trustees may in their absolute discretion select, provided that as long as any of the grantors is alive, the trustees shall distribute one-quarter of the income either to that grantor or to such of the beneficiaries and in such amounts and proportions as that grantor may from time to time in writing direct.  Any net income not so distributed shall be added to principal.

The trustees of the 1997 Trust are granted various powers and rights, including among others: (i) to vote all the shares of Class A Stock and Class B Stock held by the 1997 Trust; (ii) to nominate the successor trustees who may also serve on the Company’s Board of Directors; and (iii) to amend certain provisions of the Indenture, but not the provisions relating to retaining the Class B Stock or the manner in which the Class B Stock may be distributed, sold or converted.  The trustees act by the affirmative vote of six trustees.

The 1997 Trust will continue in existence until the expiration of 21 years after the death of the survivor of all descendants of Iphigene Ochs Sulzberger living on December 14, 2000.  Upon the termination of the 1997 Trust at the end of the stated term thereof, the shares of Class B Stock will be distributed to the descendants then living of Iphigene Ochs Sulzberger.

Item 7.  Material to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    June 12, 2012

/s/ James M. Cohen
James M. Cohen

/s/ Joseph Perpich
Joseph Perpich

/s/ Gertrude Golden
Gertrude Golden

/s/ Michael Golden
Michael Golden

/s/ Steven Green
Steven Green

/s/ Carolyn Greenspon
Carolyn Greenspon

/s/ Hays N. Golden
Hays N. Golden

/s/ Arthur Sulzberger, Jr.
Arthur Sulzberger, Jr.